Exhibit 99.2

Gamida Cell ltd. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

U.S. DOLLARS IN THOUSANDS

UNAUDITED

i

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,		December 31,
	2021	2020	2020
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$100,490	$88,638	$127,170
Marketable securities	49,702	-	-
Prepaid expenses and other current assets	3,730	2,241	2,815

Total current assets	153,922	90,879	129,985

NON-CURRENT ASSETS:
Property, plant and equipment, net	25,607	14,204	18,238
Right-of-use assets	5,404	7,490	6,474
Other assets	1,787	642	786

Total non-current assets	32,798	22,336	25,498

Total assets	$186,720	$113,215	$155,483

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,		December 31,
	2021	2020	2020
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$5,435	$2,738	$6,329
Employees and payroll accruals	4,796	3,187	4,705
Current maturities of lease liabilities	1,937	2,145	2,532
Accrued interest	1,618	-	-
Accrued expenses and other payables	8,839	5,509	7,988

Total current liabilities	22,625	13,579	21,554

NON-CURRENT LIABILITIES:
Liabilities presented at fair value	6,233	4,551	12,043
Employee benefit liabilities, net	768	773	768
Other long-term liabilities	4,839	5,946	5,378
Liability to Israel Innovation Authority	19,146	13,816	17,003
Convertible senior notes, net	69,025	-	-

Total non-current liabilities	100,011	25,086	35,192

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000 shares at June 30, 2021 and 2020 (unaudited) and December 31, 2020; Issued and outstanding: 59,271,512 and 49,471,817 shares at June 30, 2021 and 2020 (unaudited), respectively and 59,000,153 shares at December 31, 2020.	167	137	166
Share premium	379,981	304,175	375,280
Capital reserve	(441)	(541)	(441)
Reserve from financial assets measured at FVOCI	(25)	-	-
Accumulated deficit	(315,598)	(229,221)	(276,268)

Total shareholders’ equity	64,084	74,550	98,737

Total liabilities and shareholders’ equity	$186,720	$113,215	$155,483

The accompanying notes are an integral part of the interim consolidated financial statements.

August 10, 2021
Date of approval of the	Julian Adams	Shai Lankry
financial statements	Director and Chief Executive Officer	Chief Financial Officer

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited		Unaudited
Operating expenses:
Research and development, net	$24,817	$17,198	$13,451	$9,319	$41,385
Commercial activities	9,660	2,497	5,230	1,029	8,748
General and administrative	7,230	5,490	3,817	2,496	12,167

Operating loss	41,707	25,185	22,498	12,844	62,300

Finance expense	4,150	1,366	2,594	2,320	10,640
Finance income	(6,080)	(894)	(3,801)	(109)	(236)

Loss before tax benefit	39,777	25,657	21,291	15,055	72,704
Tax benefit	(447)	-	-	-	-

Net loss	39,330	25,657	21,291	15,055	72,704

Other comprehensive loss:

Items that will be reclassified subsequently to profit or loss:
Actuarial net gain of defined benefit plans	-	-	-	-	(100)
Changes in the fair value of marketable securities	25	4	25	-	4

Total comprehensive loss	$39,355	$25,661	$21,316	$15,055	$72,608

Net loss per share:
Basic loss per share	$0.66	$0.69	$0.36	$0.37	$1.66

Diluted loss per share	$0.76	$0.69	$0.42	$0.37	$1.66

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Share	Available for	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Premium	sale reserve	losses	deficit	equity

Balance as of January 1, 2021	59,000,153	$166	$375,280	$-	$(441)	$(276,268)	$98,737

Net loss	-	-	-	-	-	(39,330)	(39,330)
Other comprehensive loss	-	-	-	(25)	-	-	(25)

Total comprehensive loss	-	-	-	(25)	-	(39,330)	(39,355)
Exercise of options	271,359	1	555	-	-	-	556
Equity component of convertible senior notes, net of tax and issuance costs	-	-	1,683	-	-	-	1,683
Share-based compensation	-	-	2,463	-	-	-	2,463

Balance as of June 30, 2021 (unaudited)	59,271,512	$167	$379,981	$(25)	$(441)	$(315,598)	$64,084

	Ordinary shares		Share	Available-for-	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Premium	sale reserve	losses	deficit	equity

Balance as of January 1, 2020	33,670,926	$92	$238,992	$4	$(541)	$(203,564)	$34,983

Net loss	-	-	-	-	-	(25,657)	(25,657)
Other comprehensive loss	-	-	-	(4)	-	-	(4)

Total comprehensive loss	-	-	-	(4)	-	(25,657)	(25,661)
Exercise of options	467,557	1	146	-	-	-	147
Issuance of ordinary shares in a secondary offering, net of issuance expenses of $1,000	15,333,334	44	63,816	-	-	-	63,860
Share-based compensation	-	-	1,221	-	-	-	1,221

Balance as of June 30, 2020 (unaudited)	49,471,817	$137	$304,175	$-	$(541)	$(229,221)	$74,550

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Share	Available-for-	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	premium	sale reserve	losses	deficit	equity

Balance as of April 1, 2021 (unaudited)	59,247,838	$167	$378,478	$-	$(441)	$(294,307)	$83,897

Net loss	-	-	-	-	-	(21,291)	(21,291)
Other comprehensive loss	-	-	-	(25)	-	-	(25)

Total comprehensive loss	-	-	-	(25)	-	(21,291)	(21,316)
Exercise of options	23,674	-	54	-	-	-	54

Equity component of convertible senior notes, net of tax and issuance cost
Share-based compensation	-	-	1,449	-	-	-	1,449

Balance as of June 30, 2021 (unaudited)	59,271,512	$167	$379,981	$(25)	$(441)	$(315,598)	$64,084

	Ordinary shares		Share	Available-for-	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	premium	sale reserve	losses	deficit	equity

Balance as of April 1, 2020 (unaudited)	33,696,582	$92	$239,897	$-	$(541)	$(214,166)	$25,282

Net loss	-	-	-	-	-	(15,055)	(15,055)

Total comprehensive loss	-	-	-	-	-	(15,055)	(15,055)
Exercise of options	441,901	1	140	-	-	-	141

Issuance of ordinary shares in a secondary offering, net of issuance expenses of $1,000	15,333,334	44	63,816	-	-	-	63,860
Share-based compensation	-	-	322	-	-	-	322

Balance as of June 30, 2020 (unaudited)	49,471,817	$137	$304,175	$-	$(541)	$(229,221)	$74,550

*) represents an amount lower than 1 USD

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Share	Reserve from financial assets measured at	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	premium	FVTOCI	losses	deficit	equity

Balance as of January 1, 2020	33,670,926	$92	$238,992	$4	$(541)	$(203,564)	$34,983

Net loss	-	-	-	-	-	(72,704)	(72,704)
Other comprehensive loss	-	-	-	(4)	100	-	96

Total comprehensive loss	-	-	-	(4)	100	(72,704)	(72,608)
Issuance of ordinary shares in a secondary offering, net of issuance expenses of $10,902	24,677,084	72	132,776	-	-	-	132,848
Exercise of options	652,143	2	648	-	-	-	650
Share-based compensation	-	-	2,864	-	-	-	2,864

Balance as of December 31, 2020	59,000,153	$166	$375,280	$-	$(441)	$(276,268)	$98,737

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited		Unaudited

Cash flows from operating activities:

Net loss	$(39,330)	$(25,657)	$(21,291)	$(15,055)	$(72,704)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation of property, plant and equipment and right-of-use assets	1,277	1,106	642	556	2,397
Financial (income) expense, net	1,007	(260)	522	(128)	483
Share-based compensation	2,463	1,221	1,449	322	2,864
Change in employee benefit liabilities, net	-	-		-	94
Amortization of premium on available-for-sale financial assets	-	4		-	4
Revaluation of liabilities presented at fair value derivatives	(5,810)	(670)	(3,525)	1,778	6,822
Revaluation of liability to IIA	1,858	1,315	832	593	4,302
Deferred income taxes	(447)	-		-	-

	348	2,716	(80)	3,121	16,966
Changes in asset and liability items:

Decrease (increase) in prepaid expenses, other current assets, and other assets	68	(1,065)	591	(607)	(1,626)
Increase (decrease) in trade payables	(893)	1,574	(1,768)	(360)	5,083
Increase (decrease) in accrued expenses and other payables	(201)	(624)	2,523	2,472	3,454

	(1,026)	(115)	1,346	1,505	6,911

Cash received during the period for:

Interest received	268	357	268	9	361
Interest paid	(85)	(80)	(34)	(33)	(161)

Net cash used in operating activities	(39,825)	(22,779)	(19,791)	(10,453)	(48,627)

Cash flows from investing activities:

Purchase of property, plant and equipment	(5,390)	(7,109)	(2,584)	(4,990)	(11,804)
Investment in long term deposit	(1,000)	-	(1,000)	-	-
Purchase of marketable securities	(68,151)	-	(68,151)	-	-
Proceeds from maturity of marketable securities	17,824	-	17,824	-	(158)
Proceeds from sale of marketable securities	-	13,551	-	-	13,551

Net cash provided by (used in) investing activities	$(56,717)	$6,442	$(53,911)	$(4,990)	$1,589

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited

Cash flows from financing activities:

Proceeds from secondary offering, net	-	-	-	-	133,316
Receipt of grants from the IIA	52	200	-	147	399
Proceeds from secondary offering, net	-	63,860	-	63,860	-
Proceeds from issuance of convertible senior notes, net of issuance costs	70,777	-	(235)		-
Payment of lease liabilities	(1,129)	(1,122)	(465)	(335)	(1,985)
Exercise of options	556	147	54	141	650
Payment of issuance costs related to public offering	(468)	-	-	-	-

Net cash (used in) provided by financing activities	69,788	63,085	(646)	63,813	132,380

Exchange differences on balances of cash and cash equivalents	74	52	40	(24)	(10)

Increase (decrease) in cash and cash equivalents	(26,680)	46,800	(74,308)	48,346	85,332
Cash and cash equivalents at beginning of period	127,170	41,838	174,798	40,292	41,838

Cash and cash equivalents at end of period	$100,490	$88,638	$100,490	$88,638	$127,170

Supplemental disclosure of non-cash financing activities:

Significant non-cash transactions:

Lease liabilities arising from new right-of-use asset	$-	$-	$-	$-	$3,409

IIA liability for grants to be received	$656	$-	$607	$-	$103

Issuance expenses on credit	$-	$-	$-	$-	$468

Purchase of property, plant and equipment on credit	$1,563	$960	$1,563	$960	$415

Borrowing costs capitalization	$574	$-	$574	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Gamida Cell Ltd. (the “Company”), founded in 1998, is an advanced cell therapy company committed to finding cures for patients with blood cancers and serious blood diseases. The Company develops novel curative treatments using stem cells and Natural Killer (NK) cells.

b.	The Company has created a novel NAM cell expansion technology platform that is designed to enhance the number and functionality of allogenic donor cells. This proprietary therapeutic platform may enable the development of therapies with the potential to improve treatment outcomes beyond what is possible with current donor-derived therapies.

The lead product candidate, omidubicel, is an advanced cell therapy in development as a potential life-saving treatment option for patients in need of a bone marrow transplant (BMT). In May 2020, the Company reported that omidubicel met its primary endpoint in an international, randomized, multi-center Phase 3 clinical study in 125 patients with high-risk hematologic malignancies undergoing bone marrow transplant and who had no available matched donor. The study evaluated the safety and efficacy of omidubicel compared to standard umbilical cord blood. BMT with a graft derived from bone marrow or peripheral blood cells of a matched donor is currently the standard of care treatment for many of these patients, but there is a significant unmet need for patients who cannot find a fully matched donor.

In October 2020, the Company reported that omidubicel met all three of its secondary endpoints. All three secondary endpoints demonstrated a statistically significant improvement among patients who received omidubicel compared to the comparator group.

Omidubicel is the first bone marrow transplant product to receive Breakthrough Therapy Designation from the U.S. Food and Drug Administration and has received orphan drug designation in the U.S. and in Europe.

In addition to omidubicel, the Company is developing GDA-201, an investigational NK cell-based cancer immunotherapy to be used in combination with standard-of-care therapeutic antibodies. NK cells have potent anti-tumor properties and have the advantage over other oncology cell therapies of not requiring genetic matching, potentially enabling NK cells to serve as a universal donor-based therapy when combined with certain antibodies. GDA-201 is currently in an investigator-sponsored Phase 1/2 study for the treatment of relapsed or refractory non-Hodgkin lymphoma (NHL). In December 2020, the Company reported, updated and expanded results from the Phase 1 clinical study at the Annual Meeting of the American Society of Hematology, or ASH. The data from the first 35 patients demonstrated that GDA-201 was clinically active and generally well tolerated. Among the 19 patients with NHL, 13 complete responses and one partial response were observed, with an overall response rate of 74 percent and a complete response rate of 68 percent.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

c.	The Company is devoting substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue in the foreseeable future. The Company’s accumulated deficit as of June 30, 2021 was $315,598 and negative cash flows from operating activities during the six-month period ended June 30, 2021 was $39,825.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The interim consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company were unable to continue as a going concern.

d.	Definitions:

In these financial statements:

The Company	-	Gamida Cell Ltd. and its subsidiary

Subsidiary		Gamida Cell Inc. incorporated in 2000 and intended to focus on sales and marketing upon product approval.

Related parties	-	As defined in IAS 24

Dollar	-	U.S. dollar

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	The accompanying unaudited interim consolidated financial statements as of June 30, 2021 and for the six months periods ended June 30, 2021 and 2020 have been prepared in accordance with IAS 34 “Interim Financial Reporting” for interim financial information.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020 and their accompanying disclosures.

The interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2021.

b.	The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, excluding day-to-day servicing expenses. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Machinery	10 - 15
Office, furniture and equipment	6 - 33
Leasehold improvements	(*)
Project in process- manufacturing plant	(**)

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

(**)	As of June 30, 2021, the manufacturing plant is under validation process and therefore is not yet ready for production. Depreciation of the manufacturing plant will commence upon completion of the validation process.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

d.	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of the manufacturing plant at June 30, 2021 was $22,517. The amount of borrowing costs capitalized during the six and three months periods ended June 30, 2021 was $574.

The rate used to determine the amount of borrowing costs eligible for capitalization was 11.2%, which is the EIR of the Company’s borrowings.

e.	Leases:

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Offices and labs	Vehicles	Production Plant	Total	Lease liabilities

As of January 1, 2021	$2,898	$74	$3,502	$6,474	$7,910

Depreciation expense	(711)	(100)	(259)	(1,070)	-
Interest expense	-	-	-	-	81
Additions	-	62	-	62	60
Payments	-	-	-	-	(1,214)
Other	(16)	(13)	(33)	(62)	(61)

As of June 30, 2021 (unaudited)	$2,171	$23	$3,210	$5,404	$6,776

f.	Investment in marketable securities:

Marketable securities are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

The Company measured all of its marketable securities at fair value through other comprehensive income (FVTCOI).

Debt instruments are measured at fair value through other comprehensive income when:

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income. The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments.

Marketable securities as of June 30, 2021 include corporate and government debentures with no significant premium or discount. The investment in marketable securities, which are measured at fair value through other comprehensive income is considered a Level 1 measurement.

g.	Taxes:

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except:

-	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

-	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

-	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

-	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

NOTE 3:- SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

	Number of shares
	Authorized as of		Issued and outstanding as of
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Ordinary Shares of $0.01 per value each:	100,000,000	100,000,000	59,271,512	59,000,153

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Share incentive plans:

Movement during the periods:

	Six months ended June 30,				Year ended
	2021		2020		December 31,
	Unaudited		Unaudited		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		USD		USD		USD
Outstanding at beginning of period	3,892,714	5.15	3,405,188	4.76	3,405,188	4.76
Granted	841,151	9.17	621,200	4.68	1,492,700	4.91
Expired	77,578	8.03	10,938	8.00	74,744	8.60
Exercised	271,359	2.05	467,557	0.31	652,143	1.00
Forfeited	97,622	7.24	211,482	8.23	278,287	7.94

Share options outstanding at end of period	4,287,306	6.03	3,276,041	5.14	3,892,714	5.15

Share options exercisable at end of period	2,425,594	4.52	1,438,658	3.01	2,161,439	4.45

As of June 30, 2021, there is $5,657 of total unrecognized cost related to non-vested share-based compensation that is expected to be recognized over a period of up to four years.

A summary of the activity in the RSUs granted to employees for the six months ended June 30, 2021 is as follows:

	Number of RSUs	Weighted average grant date fair value

Unvested as of December 31, 2020:	-	$-

Granted	164,784	9.47
Forfeited	(8,300)	9.51

Unvested as of June 30, 2021:	156,484	$9.47

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Share incentive plans expenses:

The total compensation cost related to all of the Company’s equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited

Research and development	$550	$613	$404	$419	$1,185
Commercial activities	797	(177)	444	(355)	230
General and administrative	1,116	785	601	258	1,449

	$2,463	$1,221	$1,449	$322	$2,864

The Company estimates the fair value of stock options granted using the Binominal option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The following table lists the inputs to the Binomial option pricing model used for the fair value measurement of equity-settled share options for the following periods:

Based on the above inputs, the fair value of the options was determined at $4.07 - $11.01 at the grant dates during 2021 and 2020.

	June 30,		December 31,
	2021	2020	2020
	Unaudited

Expected volatility of the share prices (%)	66%	78%-84%	74%-79%
Risk-free interest rate (%)	1.5-1.6	1.21-1.38	0.6-1.38

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- LIABILITIES PRESENTED AT FAIR VALUE

a.	Warrants to purchase Company’s shares:

The Company measured the fair value of the warrants by using the Option Pricing Method utilized in a Black- Scholes simulation model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected time until liquidation. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected time until liquidation is the maximum contractual term of the warrants. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

	June 30,		December 31,
	2021	2020	2020
	Unaudited

Risk-free interest rate	0.1%	0.2%	0.1%
Expected volatility	79%	76%	76%
Expected life (in years)	1.0	2.0	1.5
Expected dividend yield	0	0	0

b.	Changes in the fair value of warrants classified as Level 3 in the fair value hierarchy:

Fair value of financial derivatives

Balance at January 1, 2021	$12,043
Revaluation of financial derivatives	(5,810)

Balance at June 30, 2021 (unaudited)	$6,233

NOTE 5:- CONVERTIBLE SENIOR NOTES, NET

On February 16, 2021, the Subsidiary issued $75 million aggregate principal amount of convertible senior notes (the “Convertible Notes”) due 2026. The Convertible Notes bear regular annual interest of 5.875% that is paid twice a year. The Convertible Notes mature on February 16, 2026, unless earlier repurchased or converted in accordance with their terms.

The Convertible Notes are convertible into Gamida-Cell Ltd. shares at an initial conversion rate of 56.3063 shares per $1,000 principal amount of Convertible Notes (equivalent to an exchange price of $17.76 per share). The Subsidiary may redeem all or a portion of the notes for cash, at its option, at 100% of the principal amount plus accrued and unpaid interest on the notes to be redeemed if the closing price of its ordinary shares has been at least 130% of the exchange price for at least 20 trading days during any 30 consecutive trading day period.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:- CONVERTIBLE SENIOR NOTES, NET (Cont.)

The Convertible Notes are classified as a compound financial instrument in accordance with IAS 32- Financial Instruments – Presentation, and, as such, require separate accounting in the balance sheet of the equity component (the holder’s call option to convert the Convertible Notes to shares) and of the liability component (the contractual arrangement to deliver cash). The fair value of the recognized liability classified as long- term debt was calculated using a fair value of a similar instrument that does not have a conversion feature.

The difference between the nominal value and the fair value of the Convertible Notes was recognized in equity under share premium, net of deferred tax and related issuance costs. In accounting for the issuance costs related to the Convertible Notes, the allocation of the issuance costs incurred between the liability and equity components were based on their relative fair values.

The interest of a similar instrument that does not have a conversion feature at issuance would have been 6.7%. The fair value of the liability component was $68.6 million upon issuance and the fair value of the equity component was $2.1 million, net of issuance costs of $4.2 million, prorated between the liability and equity components.

The net carrying amount of the liability and equity components of the Convertible Notes for the period presented is as follows:

As June 30,
2021
Unaudited

Liability component:
Principal amount	$75,000
Unamortized discount	(1,548)
Unamortized issuance costs	(2,809)

Net carrying amount (including accrued interest)	$70,643

Equity component, net of issuance costs of $127 and deferred taxes of $447	$1,683

Interest expense related to the Convertible Notes was as follows:

Six months ended June 30,
2021
Unaudited

Contractual interest expense	$1,099
Amortization of debt discount	319
Amortization of debt issuance costs	579

Total interest expense recognized	$1,997

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- LOSS PER SHARE

Details of the number of shares and loss used in the computation of loss per share:

	Six months ended		Three months ended
	June 30, 2021
	Unaudited
	Weighted number of shares	Loss attributed to equity holders of the Company	Weighted number of shares	Loss attributed to equity holders of the Company

For the computation of basic loss	59,188,504	39,330	59,253,315	21,291
Effect of potential dilutive ordinary shares (Warrants)	536,572	5,810	83,318	3,525

For the computation of diluted loss	59,725,076	45,140	59,336,633	24,816

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